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                          May 22, 2023

       Ryohei Uetaki
       Chief Executive Officer
       World Scan Project, Inc.
       2-18-23, Nishiwaseda
       Shinjuku-Ku
       Tokyo, 162-0051
       Japan

                                                        Re: World Scan Project,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 15, 2023
                                                            File No. 333-271918

       Dear Ryohei Uetaki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Carl Ranno